Simpson Thacher & Bartlett llp

gaikokuho jimu bengoshi jimusho

ark hills sengokuyama mori tower 41st floor

9-10, roppongi 1-chome

minato-ku, tokyo 106-0032, japan

telephone: +81-3-5562-6200

facsimile: +81-3-5562-6202

April 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention:

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Lulu Cheng

Christopher Wall

Re:	Coincheck Group B.V.

Amendment No. 3 to

Draft Registration Statement on Form F-4

Submitted January 26, 2023

CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (the “CCG”), we are concurrently transmitting herewith Amendment No. 4 (“Amendment No. 4”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 23, 2023 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

As separately discussed on a conference call held with the accounting team of the Commission on February 14, 2023, the Company has also revised the Draft Registration Statement to include updated pro forma financial information and disclosure related to the treatment of the earn-out shares to be issued in connection with the business combination. The Company is attaching as Annex A hereto an analysis of the accounting approach to the earn-out shares, referencing the Staff’s prior Comment #24 contained in the Staff’s letter dated June 28, 2022 and Comment #10 of the Staff’s letter dated October 3, 2022.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

Amendment No. 3 to Draft Registration Statement Submitted January 26, 2023

General

1.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

In response to the Staff’s comment, the Company acknowledges that there may be further comments in connection with the Company’s accounting policies and the disclosure provided in prior responses.

Questions and Answers About the Business Combination, page 28

2.	Please revise to disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders, by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of Amendment No. 4 to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders.

Risk Factors, page 49

3.	We note your added disclosures in response to comment 12 and reissue the comment in part. Please revise to describe any material risks:

●	From depreciation in your stock price following consummation of the Business Combination;

●	Of increased losses or impairments in your investments or other assets due to recent disruptions in the crypto asset markets.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

We suffered a significant loss of customer funds due to hacking in 2018, page 62

4.	We note your disclosure that you are subject to lawsuits relating to the calculation of the compensation provided to customers who were adversely affected by the 2018 hacking incident, and there are remaining lawsuits demanding approximately ¥429 million as of September 2022. If material, please revise to disclose whether you have a litigation reserve for these lawsuits, and if so, if you believe such reserve is sufficient to cover any liabilities related to these lawsuits.

After evaluating the outstanding claims and the potential outcomes in consultation with external advisors, the Company has determined not to provide a litigation reserve in connection with the remaining lawsuits relating to the calculation of the compensation provided to customers who were adversely affected by the 2018 hacking incident.

As of September 30, 2022, all remaining lawsuits consisted of plaintiffs’ claims that had already been dismissed at trial and are currently under appeal. Although the Company expects to receive a favorable outcome for the cases on appeal, it does not believe any adverse judgment with respect to these cases would be material if reinstated. As such, the Company believes that these lawsuits will not have an adverse effect on the Company. The Company concluded that the recognition criteria for recording provisions in IAS 37.14 are not met as: (a) the Company does not have a present legal obligation, (b) it is not probable that an outflow of resources embodying future economic benefits would be required to settle such obligations, and (c) a reliable estimate cannot be made of the amount of the obligation. As a result, the Company determined that the recognition of a provision is not necessary and has not made detailed disclosures under IAS 37.86.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 4 to disclose that it does not have a litigation reserve.

We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, page 75

5.	Please provide us with a table identifying all of your cover counterparties and quantifying the amount deposited as of September 30, 2022 and December 31, 2022. To the extent material to understanding your counterparty risk, please update the risk factor in this table accordingly. In addition, to the extent that you have revised or updated your policies and procedures for selecting cover counterparties or determined to cease doing business with any particular cover counterparty as a result of recent crypto asset market events, please revise your disclosure accordingly.

In response to the Staff’s comment, in addition to the aggregate table found on page 76 of Amendment No. 4 as well as updated risk factors, the Company will supplementally provide the Staff with a detailed table (from which the aggregate table is derived) identifying all of the Company’s cover counterparties and the amounts deposited with each as of September 30, 2022 and December 31, 2022. The Company has also amended the disclosure on page 76 of Amendment No. 4 to disclose that in addition to Binance it has transacted with bitFlyer, Bittrex and OKX as cover counterparties.

In further response to the Staff’s comment, please refer to the response to comment #6 below for the Company’s current policies and procedures related to selecting and monitoring its relationships with its cover counterparties. Based on recent events, and in adherence with the Company’s policies and practices, the Company is currently re-evaluating its cover counterparty relationship with Binance. Please also see the Company’s response to comment #7 below for more information regarding the Company’s use of Binance as a cover counterparty and related disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

6.	We note your statement that if you obtain information that can lead to credit concerns about the cryptocurrency exchange brokers you deal with (for accounts that hold a portion of borrowed crypto assets), you take measures to avoid risks. Please revise to provide a detailed description of the measures you would take in such circumstances.

The Company’s Market Department constantly monitors information with respect to its cover counterparties by reviewing real-time information about each cover counterparty and the crypto asset community, in general, on social media, including but not limited to monitoring Twitter, and other available news sources, such as CoinDesk and The Block. The Company also reviews public proof of reserve transactions on-chain and uses on-chain analysis and research conducted by blockchain analytics platforms, such as Nansen and Defillama, to obtain additional information.

If the Company were to receive information that leads to credit concerns about a specific cover counterparty with which the Company transacts, the Company would reduce the amount on deposit with that cover counterparty and would transfer assets to another cover counterparty in order to permit uninterrupted execution of cover transactions. Moreover, if the Company were to receive information that could suggest reputational or legal concerns or put into question the ongoing viability regarding a cover counterparty with which the Company transacts, the Company would evaluate such information and concerns and take measures to transfer all assets deposited with such cover counterparty to another cover counterparty and terminate the relationship with such cover counterparty.

In December 2022, the Company performed an internal exercise to test the process of switching the execution of cover transactions by transferring assets from Binance to OKX. During this exercise, the Company verified that a transfer of assets to another cover counterparty can be accomplished in approximately thirty minutes.

If the Company were to receive information that leads to credit, legal or reputational concerns with cover counterparties for a particular crypto asset, the Company would first attempt to use its own Exchange platform, or other OTC counterparties that are capable of netting settlement, to execute cover transactions. If the Company determines no such alternatives are feasible for a particular crypto asset, the Company would then temporarily suspend trading of the crypto asset. The risk of a potential temporary suspension of trading of a particular crypto asset is also disclosed by the Company to its customers in its trading manual.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 4.

7.	Please revise to disclose recent market developments relating to Binance, your principal counterparty, including legal and regulatory investigations, reports regarding its transfer of customers’ stablecoin assets, and its cessation of customer deposits and withdrawals of fiat currency. Discuss:

●	Any additional steps you have taken or will take to safeguard amounts you deposited with Binance;

●	Material changes, if any, you have made or will make to your processes in light of the current developments relating to Binance;

●	Any new material financing, liquidity or other risks you face from such developments; and

●	Any new direct or indirect exposures resulting from such events, and identify any material concentrations of risk and quantify any material exposures.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

The Company is aware of both recent market developments relating to Binance and that on March 27, 2023, the CFTC announced the filing of a civil enforcement action against Binance Holdings Limited, Binance Holdings (IE) Limited and Binance (Services) Holdings Limited (collectively, “Binance”) and certain of Binance’s executive officers, including Changpeng Zhao, the founder and CEO, and Samuel Lim, the Chief Compliance Officer, alleging numerous violations of the Commodity Exchange Act and CFTC regulations. The Company is taking this enforcement action into consideration as an additional factor as it considers its counterparty risk management practices moving forward both in general and with respect to Binance.

The Company’s primary method of ensuring that crypto assets held with Binance, or any counterparty, are safeguarded is by strictly enforcing the Company’s risk management policies for monitoring and controlling the amount of crypto assets deposited. As such, the Company notes that the total amount of crypto assets deposited by it with Binance was reduced after the FTX bankruptcy in November 2022 and a risk limit of ¥200 million was set in December 2022. The total amount of crypto assets that the Company had deposited with Binance as of September 30, 2022 was ¥629 million and decreased to ¥74 million as of December 31, 2022. The Company believes the amount held as of December 31, 2022 is not material relative to the scale of the Company’s operations.

In order to further ensure that crypto assets deposited with Binance are safeguarded, in December 2022, before the recent market developments mentioned above, a function was added to the Company’s internal system, in the form of a Coincheck-initiated immediate withdrawal process (which the Company internally refers to as an “emergency button”) on the administrator screen, which allows the Company at its discretion to initiate withdrawal of the balance of its crypto assets deposited with Binance all at one time. Although Binance has a daily withdrawal limit of $160 million USD (approximately ¥21.3 billion based on exchange rates as of March 31, 2023), the value of the Company’s crypto assets currently held on deposit with Binance is far below this withdrawal limit, and under the Company’s internal policies, total assets held on deposit with Binance cannot exceed ¥200 million (approximately $1.49 million based on exchange rates as of March 31, 2023). The Company is not subject to any other restrictions with respect to this withdrawal process.

This Coincheck-initiated immediate withdrawal process is meant to function as a complementary method of monitoring and controlling the amount of crypto assets deposited with Binance and mitigating the associated credit, legal or reputational risk.

This Coincheck-initiated immediate withdrawal process can be initiated by Company personnel within the Market Department if the Company has any reason to believe (such as, for example, after receiving external information from social media, including but not limited to Twitter, or other news sources, such as CoinDesk and The Block) that withdrawals from Binance will cease. Because it generally takes approximately fifteen minutes to manually issue withdrawal instructions one at a time, the Coincheck-initiated immediate withdrawal process permits the Company to issue multiple API commands at once in approximately two minutes and allows the Company to act expeditiously to protect its deposited crypto assets. The withdrawal mechanism is a discretionary measure that can be used based on the judgment of the Company.

There is not a similar immediate withdrawal process in place for other cover counterparties, because the Company believes that the amount of crypto assets deposited with other cover counterparties, as well as other considerations, do not warrant such a system at this time. Although the amount of crypto assets deposited with bitFlyer as of December 31, 2022 was approximately ¥215 million, and this amount is larger than the approximately ¥74 million deposited with Binance as of the same date, the Company does not believe that the risks related to crypto assets deposited with bitFlyer are as material to the Company’s business that they warrant the creation of a similar system. In particular, because bitFlyer is regulated under the FSA as a Japanese crypto asset exchange services provider, bitFlyer is required to abide by Japan’s custody segregation rules for customer assets with respect to any crypto assets deposited by the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

In light of recent developments relating to Binance, the Company is currently in the process of establishing a framework whereby it is able to ensure the stable execution of cover transactions for all crypto assets regardless of any operational issues Binance may experience, as follows.

As noted in the response to comment #6 above, in late December 2022, the Company conducted an internal exercise to test the switching of cover transactions to exchanges other than Binance, such as OKX and Bittrex. As a result of this exercise, the Company concluded that all crypto assets could be covered with other cover counterparties if certain additional measures were taken. The Company is planning to implement such additional measures from and after mid-April 2023. In addition, all counterparty positions are cleared daily through the on-chain transfer of any net amounts due and no overnight market risk exposure exists with any given counterparty. The only risk is the risk associated with having the actual crypto assets on deposit.

In addition, as of March 2023, the Company is also working to introduce a price aggregator (Talos Trading Inc.) to add additional cover counterparties, which it intends to introduce by September 2023. By using a price aggregator, which is a service that aggregates the prices of various crypto assets from across multiple exchanges so that different prices can be seen simultaneously, the Company hopes to reduce the total amount of crypto assets deposited with Binance and further diversify the number of cover counterparties it works with.

The Company believes that the above-mentioned measures will ensure consistent execution of cover transactions for all crypto assets with less or no reliance on Binance. The Company also believes that there would not be significant funding, liquidity or other problems on its platform if the Company were to determine that Binance is not a suitable cover counterparty or if trading with Binance were to become unavailable.

On March 24, 2023, problems in Binance’s trading system disrupted trading on Binance for approximately three hours. The Company was not able to commence the Coincheck-initiated immediate withdrawal process detailed above once trading was suspended on Binance, as this process is not possible after the cessation of withdrawals from Binance or the suspension of trading on Binance. However, the Company dealt with the temporary cessation of trading by switching execution of cover transactions from Binance to OKX. Because of this switch, no disruption occurred in transactions between the Company and its customers on its Marketplace platform. As of March 24, 2023, the Company’s crypto assets deposited with Binance totaled ¥194 million. The amount deposited increased after December 31, 2022 due to a recovery in crypto asset prices and trading levels, but the amount remained at all times below the risk limit of ¥200 million the Company set in December 2022.

As also noted in response to comment #5 above, based on recent events, and in adherence with the Company’s policies and practices, the Company is currently re-evaluating its cover counterparty relationship with Binance. Such re-evaluation could lead to the Company terminating its cover counterparty relationship with Binance. Based on the Company’s policy of having multiple cover counterparties and the measures that it has taken to mitigate credit, legal or reputational risk, the Company does not believe that the termination of a cover counterparty relationship with Binance would have a long-term material negative impact to the Company’s operations or prospects.

In response to the Staff’s comment and taking into account the above, the Company has revised the disclosure on pages 76 and 216 of Amendment No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

Information About Coincheck

Our History, page 187

8.	We note that your Representative Director and President, Satoshi Hasuo, currently serves as the representative director of the JVCEA. Given JVCEA’s role as the self-regulatory organization for the Japanese cryptocurrency industry and in setting forth the processes and guidelines under which a crypto asset will be eligible for trading on your platform, please disclose how Mr. Hasuo, the JVCEA and Coincheck address any conflicts of interest that result from Mr. Hasuo’s dual positions, and revise your risk factors to discuss any potential risks and conflicts of interest presented by Mr. Hasuo holding key positions in both entities simultaneously.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 56 of Amendment No. 4 under the heading “Risk Factors” and on page 211 of Amendment No. 4 under the heading “Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service Providers”.

9.	We note your disclosure that in October 2018, the JFSA granted the cryptocurrency industry in Japan self-regulatory status, giving JVCEA the ability to establish standardized operating procedures, including the ability to set guidelines on the crypto assets that may be traded by exchange operators. We also note your disclosures on pages 196-198 of the criteria you use to evaluate new cryptocurrencies for trading, and that you are required to confirm with the JVCEA that it has no objection prior to the introduction of new cryptocurrencies for trading on your platforms. Please revise to provide additional details relating to the guidelines set by the JVCEA on the crypto assets that may be traded by exchange operators, and disclose whether such guidelines set by the JVCEA are enforceable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 199, 211 and 212 of Amendment No. 4.

10.	We note your disclosure that in January 2019, you received a license as a crypto asset exchange service provider from the JFSA after making significant improvements to your risk management and governance systems. Please revise to provide a detailed description of the “significant improvements” that you made.

In response to the Staff’s comment, the Company has revised the disclosure on page 188 of Amendment No. 4 under the heading “Our History”.

Our Services

Account Management and Custody of Customer Crypto Assets, page 198

11.	We note your disclosure that in accordance with your operational policy, most of your crypto assets are held in cold wallets and the amount of cryptocurrencies held in hot wallets is maintained at an amount equivalent to less than five percent of the total amount of crypto assets held in cold wallets (including, for this purpose, both customer crypto assets in custody and crypto assets you have borrowed from our customers). However, we note that you record ¥3.7 billion, ¥1.9 billion, and ¥1.8 billion held in hot wallets as of March 31, 2022, September 30, 2022, and December 31, 2022, respectively, which amount to greater than five percent of the total amount of crypto assets held in cold wallets in the corresponding periods. Please revise or clarify your disclosures.

The Company confirms that it seeks to maintain the amount of its crypto assets held in hot wallets at a level which represents less than 5% of the total amount of crypto assets held in cold wallets. When making this calculation, it includes both “crypto assets held” by the Company maintained in cold wallets (which are borrowed crypto assets) and crypto assets held in custody for customers in cold wallets which are recorded as “safeguard assets,” because the size of this total aggregate amount is the best indicator of the potential trading volume that may need to be supported.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

As of March 31, 2022, September 30, 2022 and December 31, 2022, the respective amounts and the percentage of crypto assets held in hot wallets relative to the total aggregate of “crypto assets held” and “safeguard assets” in cold wallets were as follows:

	As of March 31, 2022	As of September 30, 2022	As of December 31, 2022
	(in billions of yen)
A) Crypto assets held in hot wallets	¥3.7	¥1.9	¥1.8
B) Crypto assets held in cold wallets	31.6	15.3	10.4
C) Safeguard assets held in cold wallets (excluding NFTs)	424.9	235.9	171.5
D) A as a percentage of B + C	0.9%	0.8%	1.0%

The Company has amended the table on page 200 of Amendment No. 4 to reference the amount of customer crypto assets held in custody in cold wallets and recorded as “safeguard assets” as of each of March 31, 2022, September 30, 2022 and December 31, 2022.

12.	We note your response to comment 31 and related disclosures, and reissue our comment in part. We also note your policy of holding 100% of deposited customer crypto assets (other than crypto assets borrowed from customers) in cold wallets. Please revise to clarify:

●	Whether the amounts deposited with cover counterparties, which total ¥1.1 million and ¥0.4 million as of September 30, 2022 and December 31, 2022, respectively, comprise in whole or in part customer crypto assets, borrowed customer assets or company-owned crypto assets; and

●	The approximate percentages of amounts held in hot wallets, which total ¥3.7 billion, ¥1.9 billion, and ¥1.8 billion as of March 31, 2022, September 30, 2022, and December 31, 2022, respectively, that consist of deposited customer crypto assets vs. borrowed crypto assets.

The Company advises the Staff that the table on page 200 of Amendment No. 4 shows crypto assets held in current assets on the Company’s balance sheet. All of the crypto assets held that are deposited with counterparties consist of borrowed crypto assets (the Company’s crypto assets held in current assets also include a small amount attributable to NFTs, but no NFTs are deposited with counterparties).

All of the amounts held in hot wallets consist of borrowed crypto assets with the exception of NFTs included in the amounts held in hot wallets. None of the amounts in the table include deposited customer crypto assets. The Company has amended the text introducing the table on page 200 to make this clearer and, as noted in the response to comment #11, has also added as a note to the table for reference the amount of customer crypto assets held as custody assets in cold wallets and recorded as safeguard assets as of each of March 31, 2022, September 30, 2022 and December 31, 2022.

13.	We note your disclosure here that as of December 2022 you held crypto assets totaling ¥12.6 billion, and on page 200 that as of September 2022 you recognized crypto asset borrowings totaling ¥18.1 million. Please revise your disclosure to provide a breakdown of the types and amounts of crypto assets and crypto asset borrowings held by the company as of the date of the financial statements included in your registration statement.

The Company has added disclosure of the breakdown of crypto assets held (current assets) and crypto assets borrowed under the heading “Liquidity and Capital Resources” on pages 232 and 233 of Amendment No. 4.

See the response to comment #14 below for a description of how the Company records the value of crypto assets borrowed as “crypto assets held” in current assets on its statement of financial position and records an offsetting entry under “crypto asset borrowings” in current liabilities reflecting its contractual obligation to return the borrowed crypto assets.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

Additional Cryptocurrency-related Services
Coincheck Lending, page 200

14.	Please refer to comment 29. In your response and revised disclosure you state that Coincheck utilizes borrowed crypto assets in order to minimize price risk with respect to the underlying crypto assets because the terms of the borrowing provide for the return of the subject crypto assets in kind. Please tell us in detail and revise your filing to clarify how borrowing customer crypto assets and selling them to facilitate purchase transactions from customers minimizes price risk, since it appears that selling the borrowed crypto assets results in an unhedged position related to the borrowing liability. Please more clearly explain how you manage the apparent price risk associated with the borrowing liability. Specifically, discuss how significant increases in the prices of crypto assets would impact the profitability of your Coincheck Lending program.

As described in the response to comment #29 in the Company’s letter of January 25, 2023, when the Company borrows crypto assets under contracts entered into with customers, the borrowed crypto assets are recorded as “crypto assets held” (current assets) and the Company records an offsetting “crypto asset borrowings” (current liabilities) to reflect its obligation to return the borrowed assets. Both crypto assets held and crypto asset borrowings are reported at the fair value of the underlying crypto asset as of each balance sheet date. Changes in fair value of crypto assets held in current assets and of crypto asset borrowings in current liabilities are recognized in profit and loss and, therefore, offset one another. Because the borrowed crypto assets are returned in kind at the end of the contractual borrowing period, the Company does not expect to incur gain or loss upon the return of the borrowed crypto assets.

As described on pages 196 and 197 of Amendment No. 4, the Company’s Marketplace platform continually displays cryptocurrency prices reflecting a bid-ask spread to customers. The cryptocurrency prices displayed reflect the price at which the Company can execute a cover transaction with a cover counterparty. The Company uses borrowed crypto assets to facilitate cover transactions and does not use the borrowed assets for proprietary trading.

A description of the basic mechanics of a sale transaction shows how the Company avoids the possible price risk associated with borrowing crypto assets from customers. For example, if Customer A requests a sale of crypto assets that are being custodied at Coincheck, the Company will accept the order and (if not offset by other real time customer orders) execute a cover transaction by selling the corresponding amount of crypto assets that the Company previously borrowed and deposited with one of the Company’s cover counterparties. The sale of the crypto assets which were previously borrowed and deposited with the cover counterparty provides the Company with the proceeds necessary to satisfy Customer A’s accepted sell order. As disclosed in the Company’s expanded description included on pages 196 and 197 of Amendment No. 4, the Company subsequently withdraws, normally within 24 hours, the corresponding crypto assets to be sold from the segregated cold wallet in which it maintains the customer’s crypto assets. Depending on the nature of the trade (whether the sale of crypto assets was made in exchange for other crypto assets or for fiat currency), the Company either deposits crypto assets acquired through the sale into the segregated cold wallet in which it maintains the customer’s crypto assets or deposits fiat currency proceeds into the customer’s accounts with the trust bank custodian within the same timeframe.

In this way, the Company eliminates its exposure to subsequent price risk because the transaction has been matched with the counterparty. More specifically, in the example of Customer A, the sale of crypto assets previously deposited with the counterparty in the cover transaction does not create an unhedged position because the Company already directly holds, in custody, Customer A’s crypto assets requested to be sold. As a part of executing and completing Customer A’s sell order, the Company will withdraw, normally within 24 hours, from custody in segregated cold wallets, the amount of crypto assets to replace the crypto assets sold in the cover transaction which had been borrowed by the Company from other customers and deposited with the cover counterparty.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

The Company has amended its disclosure on pages 196, 197 and 200 to make clear that it uses borrowed crypto assets it holds to facilitate the prompt execution of cover transactions prior to subsequently transferring customers’ crypto assets held in custody in cold wallets to replace the Company’s crypto assets which were deposited with the cover counterparty and not for proprietary trading.

As disclosed on page 233 of Amendment No. 4, if the Company were not able to borrow sufficient crypto assets but instead were forced to acquire an inventory of crypto assets to use to facilitate cover transactions, it would face increased risk of price fluctuation with respect to such crypto assets held since there would be no offsetting change in fair value of a corresponding crypto asset borrowing liability. In the event of price declines with respect to any such crypto assets held as inventory, the Company would be forced to recognize loss with respect to the decrease in value which would adversely affect its operating results.

Our Customers, page 203

15.	We note your disclosure that you only offer accounts for crypto asset exchange services to customers resident in Japan. Please expand your risk factor captioned “We could be subject to administrative sanctions, including fines, or legal claims..” on page 56 to discuss the risk that, if U.S. customers are able to access your services, you could be operating in the U.S. as an unregistered national securities exchange, an unregistered broker-dealer and an unregistered clearing agency with respect to your crypto asset exchange services.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 4.

Regulatory Environment

Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service

Providers, page 208

16.	We note your response to comment 24 and your added disclosures on page 209. We note that you are still subject to the previous JVCEA Pre-Assessment because you are not currently authorized by the JVCEA as a Green List Eligible Member nor a CASC Eligible Member, and must provide advance notice to the JFSA of your intention to support trading in a crypto asset. Please further revise to clarify whether your status under the Green List or CASC System is expected to change, and if so, include disclosures that address the timing of such change, how such change will affect your internal approval and risk assessment processes, and the attendant risks related to the foregoing.

In response to the Staff’s comment and to reflect recent developments since its last submission, the Company has revised the disclosure on page 212 of Amendment No. 4 to reflect that since the last submission, the Company has been designated as both a Green List Eligible Member and a CASC Eligible Member as authorized by the JVCEA.

The designation of the Company as a Green List Eligible Member and a CASC Eligible Member has not changed the Company’s internal approval procedures or internal risk assessment procedures. Under both the Green List system and the CASC system, each member CAESP will continue to conduct its own internal reviews of crypto assets, and the results of any such review will be submitted to the JVCEA and FSA.

As disclosed on page 212 of Amendment No. 4, the JVCEA’s pre-assessment and review is required for crypto assets that will be offered or traded for the first time in Japan. However, for other crypto assets, the JVCEA’s pre-assessment is not required for a Green List Eligible Member or a CASC Eligible Member.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

If the JVCEA’s pre-assessment is not required, the Company believes that the risk of insufficient evaluation can be avoided by the continued application of its own internal review process, consistent with its practice prior to becoming a Green List Eligible Member or a CASC Eligible Member. In addition, with the exception of crypto assets that will be offered or traded for the first time in Japan, information on the screening of individual crypto assets conducted by other CASC Eligible Members is provided to the JVCEA and disclosed to the member CAESPs. Therefore, in addition to the Company’s own internal review process, information from other Green List Eligible Members or CASC Eligible Members disclosed to the JVCEA can be used to augment the review process.

Coincheck Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Recent Developments and Outlook, page 214

17.	We note your disclosure that the table shows monthly operating data on a non-consolidated basis. Please revise your filing to present this information on a consolidated basis or tell us in detail and revise your filing to clarify what non-consolidated data represents and why presenting this information on a non-consolidated basis provides more relevant information.

In response to the Staff’s comment, the Company has revised the disclosure on page 217 of Amendment No. 4 to present operating data on a consolidated basis.

18.	Please explain or revise this section to clarify inconsistencies between the graphical data in draft Amendment No. 2 vs. draft Amendment No. 3. For example:

●	The “Customer assets by currency” chart on page 217 appears to show ¥200 billion in FY21-3Q, whereas the corresponding chart in draft Amendment No. 2 appeared to show approximately ¥450 billion in the same period.

●	The “Revenue and Total Marketing Costs for Customer Acquisition (Marketplace platform)” chart on page 221 shows customer payback (right bar) totaling ¥1.315 billion in FY20-4Q, whereas the corresponding chart in draft Amendment No. 2 appeared to show as much as ¥7 billion in customer payback (right bar) in the same period.

In response to the Staff’s comment, the Company notes that, like most Japanese companies, the Company has a March 31 fiscal year end. Previously, the FYXX convention used in the charts was inconsistent as to whether FY21, for example, referred to the year ended March 31, 2021 or the year ended March 31, 2022. The Company has revised the relevant charts to more clearly identify the relevant periods described and to eliminate any inconsistency or unclear descriptions. There was no change in the underlying data.

19.	We note your response to comment 11 and your disclosure that you are seeking to diversify your options for placing cover transactions in order to limit your dependence on other exchanges by seeking market makers with which you can execute cover transactions without pre-funding deposits. Please discuss whether and to what extent you have been able to execute cover transactions through market makers without pre-funding deposits. Please also disclose whether and to what extent relying on market makers rather than exchanges to execute cover transactions may impact your results of operations, and amend your disclosure to discuss any related risks.

The Company is not currently able to execute cover transactions through market makers on its Marketplace platform without pre-funding deposits. However, the Company is in the process of identifying up to three market makers to provide cover transactions on its Marketplace platform. The Company has a target of September 2023 for entering into contracts with such parties. The Company is negotiating settlement terms with each market maker so that it does not have to pre-fund deposits.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

Notes to the Consolidated Financial Statements

3. Significant accounting policies

(4)(a) Crypto assets held, page F-66

20.	Please revise to disclose that the crypto assets held (current assets) are primarily obtained through the Coincheck lending program.

In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of Amendment No. 4 to disclose that substantially all crypto assets held (current assets) consist of crypto assets borrowed from its customers under the Coincheck Lending program.

21.	Please provide us your analysis of the applicability of IFRS 16 to the crypto assets received in your crypto asset borrowing transactions.

As discussed in more detail in Note 20 to its financial statements on pages F-72 and F-73, the Company borrows crypto assets from customers.

The Company assessed whether the crypto asset borrowing agreement with each of its customers is, or contains, a lease by applying the flow chart in IFRS16.B31. First, by considering IFRS16.B13-B20, the Company assessed if there is an identified asset.

As set forth in each of the borrowing agreements, the Company has an obligation when the contract expires to return the same amount of an equivalent or fungible crypto asset (substitute) that the Company borrowed. The Company can sell/dispose of the borrowed crypto assets at the Company’s discretion during the contract period.

In other words, even if the borrowed crypto assets are individually identifiable, the Company is not obligated to return the exact same crypto asset with the same identification number when the contract expires. The Company only needs to return the same amount of an equivalent or fungible crypto asset (substitute) after using the crypto assets borrowed in the course of business. The Company holds substantive substitution rights. As a result, since there is no obligation to return the identical crypto assets borrowed, only an obligation to return the identical amount of an equivalent or fungible crypto asset, and the underlying assets are considered to be substituted during the contract period, there is no identified asset as that term is used in IFRS16.B13-B20.

Based on the above discussion, the Company has determined that the crypto asset borrowing agreement is not, and does not contain, a lease.

22.	We note your response to comment 69 in your letter dated July 29, 2022 related to the accounting for crypto assets deposited by customers. Please address the following:

●	More clearly articulate your analysis as to whether such deposits represent assets of the company. For example, your response has a parenthetical citation to Conceptual Framework 4.20, but it is unclear how you contemplated the contractual restriction in concluding whether the company has the present ability to direct the use of the crypto assets deposited.

●	Explain what the following phrase from your response means and how it impacts your accounting conclusion: “... related laws and regulations do not expressly prohibit the Company from disposing of crypto assets deposited at its discretion ...”.

●	Explain why your Terms of Use and Terms and Conditions do not expressly prohibit you from disposing of crypto assets at your discretion. As part of your reply, tell us whether you have the right to pledge, rehypothecate, encumber, or otherwise transfer crypto assets deposited by customers.

●	Explain whether the user’s preferential right to payment in bankruptcy is a creditor right or a property right and how the nature of this right impacts your accounting conclusion. For example, we note your response describes the right as the “right to receive payment in priority over other creditors.”

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

As described in more detail in the following paragraphs, the Company is unable to freely dispose of, pledge, rehypothecate, encumber or otherwise transfer crypto assets deposited by its customers. As the Company does not have “the present ability to direct the use of such crypto assets and obtain the economic benefits that may arise from such use” as discussed under Conceptual Framework 4.20, such crypto assets do not meet the definition of an asset of the Company and accordingly, the Company does not recognize them as such.

The relevant Japanese laws and regulations are outlined as follows. Article 63-11, Paragraph 2 of the Payment Services Act, states that “a crypto asset exchange service provider must, in connection with its crypto asset exchange services, manage the crypto assets of the users of the crypto asset exchange services separately from its own crypto assets, pursuant to the provisions of Cabinet Office Order.”

As stated in the response to comment #69 in the Company’s letter of July 29, 2022: “However, when considering the purpose of segregated management required under Japanese law, the Company effectively is prohibited from disposing of crypto assets deposited at its discretion.” As a regulated crypto asset exchange, the Company is not free to dispose of the deposited crypto assets because the Company is required to segregate such deposited crypto assets in a cold wallet. Because the Company is not free to dispose of deposited crypto assets, the Company does not recognize or consider crypto assets deposited by customers as assets of the Company.

Crypto asset exchanges cannot under Japanese laws and regulations, in principle, freely dispose of crypto assets deposited by customers. In the event that the Company determines to terminate all or part of its services, including the trading of crypto assets, under Article 13.2 of its Terms of Service, the Company may have the responsibility to return funds to a customer whose services were terminated, and as a result it may be necessary for the Company to dispose of deposited crypto assets pertaining to any such terminated service. For this reason, Article 13.3 of the Company’s Terms of Service stipulates that the Company may sell deposited crypto assets related to a terminated service at a time specified by the Company. Outside of this right, as described in the Company’s Terms of Service, the Company does not have the right to pledge, rehypothecate, encumber, or otherwise transfer crypto assets deposited by customers.

The priority claim of the Company’s customers, discussed in the response to comment #69 in the Company’s letter of July 29, 2022, arises under Article 63-19-2 of the Payment Services Act. Under this law, such priority claim is a security right specially granted by law for the purpose of protecting the users of crypto asset exchanges in Japan. In light of this right, the Company has determined for accounting purposes that even in the event of bankruptcy, the Company is, in principle, unable to freely dispose of crypto assets deposited by customers, and the existence of such a security right indicates that the Company does not have the ability to obtain the economic benefits outlined within Conceptual Framework 4.20.

(4)(b) Crypto asset borrowings, page F-67

23.	Please revise to more clearly articulate what the statement “Crypto asset borrowings ... are accounted for the repayment obligation of borrowed cryptocurrencies...” means.

In response to the Staff’s comment, the Company has revised the disclosure on page F-50 of Amendment No. 4 to more clearly articulate the process for recognizing crypto asset borrowings.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

24.	We note your response to comment 55 in your letter dated July 29, 2022 and your response to comment 29 in your letter dated October 31, 2022 related to the accounting for your “crypto asset borrowing” repayment obligation. Please address the following:

●	Provide us a more robust analysis demonstrating that Conceptual Framework paragraphs 5.6, 5.7 and 6.45 provide a basis to subsequently measure the borrowing obligation at fair value through profit and loss.

●	More fully analyze whether an embedded derivative exists if IFRS9.4.3.3(c) does not apply and the reasons why or why not. Also, tell us the consideration, if any, you gave to IFRS 9.4.3.5.

●	Revise your disclosure here and in Note 20 related to recognizing crypto asset borrowings at acquisition cost to clarify what acquisition cost represents for the repayment obligation.

Since the Company is obligated to return the same type and amount of crypto assets to customers when repaying such borrowings, the Company incurs an obligation to the customer, and therefore a liability is recognized under Conceptual Framework paragraph 4.26. Since the crypto assets that the Company deals with are not considered “financial assets” under the IFRIC June 2019 Agenda Paper and IAS 32, this repayment obligation is not considered a “financial liability” under IAS 32.11 and paragraph AG10. However, since there is no particular standard or principle under IFRS that can specifically be applied to these transactions, the Company has presented the measurement of these liabilities consistent with paragraphs 10, 11, and 12 of IAS 8.

Initially, the Company looked at the policies governing commodity loans for guidance when determining how to treat these transactions under IFRS when dealing with similar issues in accordance with IAS 8.11(a), but when commodity loan transactions were discussed at the March 2017 IFRS-IC meeting, the IFRS Interpretations Committee concluded that it would be unable to resolve this question regarding commodity loans efficiently within the confines of existing IFRS standards and decided not to add this matter to its standard-setting agenda. The IASB also discussed this issue at the April 2020 IASB meeting and decided not to add the project on commodity loans and related transactions to the IASB work plan.

Therefore, in accordance with IAS 8.11(b), the Company applied the Conceptual Framework for consideration of this issue. The liability in this case is a present obligation of the entity to transfer an economic resource under Conceptual Framework paragraph 4.26, and the “economic resources” in the relevant loan agreements are crypto assets, which are valued according to the purpose for which they are held. Under paragraphs 5.6, 5.7 and 6.45 of the Conceptual Framework regarding the relevance and faithfulness of information, the Company has determined the measurement of the repayment obligation as follows:

Borrowed crypto assets are valued depending on the purpose for which they are held, and the Company measures such assets at fair value since it holds them for the purpose of acquiring broker-traders’ margin. Therefore, the Company believes that measurement of the repayment obligation in the same manner as the borrowed crypto assets (fair value measurement), rather than at the acquisition price at the time of the borrowing, represents the present obligation to transfer economic resources and appropriately represents relevant and faithful information. Because fair value is determined from the perspective of market participants, and not from an entity-specific perspective, it can also enhance comparability and verifiability. In addition, the Company believes that this treatment is consistent with the measurement of safeguard liabilities at fair value through profit or loss.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

Further, although it does not directly address accounting for transactions under IFRS, the Company acknowledges that Question 26 of the AICPA Digital Asset Reporting Guide suggests that the obligation to return the crypto assets could be viewed as a hybrid instrument with one part being a debt host contract and another part of the hybrid instrument being an embedded derivative linked to the fair value of the crypto asset.

Regarding whether an embedded derivative exists in the repayment obligation for crypto asset borrowings under IFRS, the Company refers to IFRS 9.4.3.1, which states that “An embedded derivative is a component of a hybrid contract that also includes a non-derivative host – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.” An embedded derivative is considered to exist when cash flows of a combined contract vary. However, in this case, there are no such cash flows involved in the combined contract because the Company’s obligation is only to return the non-financial assets. The Company understands that if an embedded derivative were bifurcated, a derivative asset/liability would be recognized representing a change in the fair value of crypto assets borrowed during the borrowing period. The Company, however, believes that such derivative asset/liability does not meet the definition of financial assets or financial liabilities under IAS32.11. Furthermore, as specified in IFRS 9.C1 (Embedded derivative: separation of host debt instrument), since IFRS does not allow an entity to bifurcate an embedded derivative in a way that creates a cash flow that does not exist, even if an embedded derivative were to be bifurcated, a host contract would not be a debt host contract (a financial liability) as discussed in Question 26 of the AICPA Digital Asset Reporting Guide. Notwithstanding the Company’s views regarding the application of IFRS 9, crypto asset borrowings are initially and subsequently measured at fair value as disclosed in Note 20 to its financial statements. Further, even if an embedded derivative were to be determined to be separated, the Company would apply a fair value option under IFRS 9.4.3.5 or IFRS 9.4.2.2(a).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-50, F-72 and F-73 of Amendment No. 4 to clarify what acquisition cost represents for the repayment obligation.

(13)(a) Transaction revenue, page F-70

25.	We note your responses to comments 64 and 65 in your letter dated July 29, 2022 where you conclude that you act as principal for delivering or receiving crypto assets for transactions with customers or with covered counterparties. Please address the following:

●	Explain how you concluded that the purchase of a crypto asset from a customer or a covered counterparty is a revenue transaction under IFRS 15. Specifically, please explain the identified good or service promised to the customer/covered counterparty as outlined in IFRS 15.22 in your purchase of a crypto asset.

When considering sales of crypto assets, the identified good or service promised to the customer/cover counterparty is the actual delivery of the crypto assets. The Company obtains crypto assets to be delivered to the customers who purchase the crypto assets on the Company’s Marketplace platform by purchasing crypto assets from other customers or cover counterparties.

When the Company enters into a contract to transact with a retail customer where the customer is to sell certain crypto assets to the Company, the Company applies a discount spread to the market price which becomes the sales price quoted to the customer. Consequently, the Company acquires such crypto assets at a discount compared to the market price.

As stated below, the Company enters into a transaction almost simultaneously with either a cover counterparty or by offsetting an outstanding buy order from another customer on the Marketplace platform. The Company believes that the promised performance obligation of the Company is satisfied when the Company realizes the spread by delivering the crypto assets to a cover counterparty or offsetting its position with another customer’s position. Therefore, the satisfaction of the performance obligation of the Company requires the delivery of a crypto asset, whether it is to a cover counterparty or another customer, and the purchase of a crypto asset alone is not sufficient to satisfy the performance obligation.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

The price at which the Company purchases a crypto asset from a customer is the price of the cover transaction executable by the Company minus a certain spread which is deducted. The Company constantly monitors the market pricing data for crypto assets on its own exchange and on other exchanges in order to set the pricing for customer orders.

For transactions on the Company’s Marketplace platform, when the Company purchases crypto assets from a customer, it sells the same type of crypto assets to the cover counterparty for the purpose of hedging position risk. The Company believes that the sale transaction of crypto assets, which the Company obtains through purchase transactions with its customers, with cover counterparties, is considered as a revenue transaction in accordance with IFRS 15, and revenue is recognized when the Company delivers crypto assets to cover counterparties.

●	Please explain what you mean in response 65 when you state that “the Company’s marketplace transactions are executed under the premise that a transaction with a customer and a corresponding cover transaction with a covered counterparty will be made at the same time.”

For transactions on the Company’s Marketplace platform, when the Company accepts a customer’s order to sell crypto assets from the customer’s account, the Company sells the same type of crypto asset to cover counterparties in order for the Company to minimize its position risk. These two transactions are typically executed within a few seconds, which makes them one integrated process to minimize price fluctuation risks.

Likewise, when the Company accepts a customer’s order to purchase crypto assets to be kept in the customer’s account, the Company purchases the same type of crypto assets from cover counterparties within a few seconds in order for the Company to fulfill the customer’s order while maintaining a minimal position risk.

●	In response to comment 65, you state that transaction revenue is mainly derived from transactions with retail customers where you add or deduct a bid-ask spread to the prices of your cover transactions. Given that the bid-ask spread is included in prices quoted to customers, please explain what you mean when you state the bid-ask spread is added to the price of your cover transactions.

As described above, the Company executes transactions with customers under the premise that a corresponding cover transaction will be made because the Company has a policy to minimize price fluctuation risks from its exposure as a broker of transactions on its Marketplace platform.

The Company constantly monitors the pricing of cover transactions on both its own Exchange platform and on other platforms to evaluate the price of a cover transaction. Based on this information, the Company quotes prices to customers on its Marketplace platform, which are based on the price for cover transactions, plus a spread for a customer’s purchase order, and minus a spread for a customer’s sell order.

●	In response to comment 65, you state that when the execution of a cover transaction is unable to be completed with a covered counterparty due to reasons such as poor liquidity for the crypto asset, you temporarily suspend orders from customers. Please describe the termination provisions in your contracts, including clarifying whether you are able to cancel a contract from a customer after the customer’s acceptance of the quoted price or you only suspend orders that have not already been accepted by the customer and how this right impacts your accounting.

Once a customer accepts a quoted price to buy or sell a specific quantity of crypto assets, a contract to transact is completed and cannot be terminated by the Company or the customer. The Company’s Terms and Conditions also state that customers make decisions to purchase or sell a crypto asset at the price quoted by the Company and that, from the time of such decision, the order to buy or sell cannot be withdrawn or changed.

If the Company determines that it is unable to execute cover transactions for a particular crypto asset, it will stop accepting new orders and suspend trading in that crypto asset. However, the Company is still obligated to complete transactions which have already been placed by its customers and accepted by the Company, even if it is unable to execute cover transactions.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

26.	We note disclosure on page 195 that, “under our terms of service, a customer’s order is executed and settled immediately upon the customer’s acceptance of the quoted price.” Please address the following:

●	Please tell us in detail and revise to more clearly discuss the specific procedures and actions that occur to settle the customer’s trade immediately, including detailing the exact timing and movement of crypto assets between company and user wallets or accounts, and noting which transaction(s) occur with an external blockchain and which occur on your internal database. Specifically address how the order is executed immediately if all customer cryptocurrencies are held in cold wallets as disclosed on page 198. Please detail a customer purchase order separately from a sell order.

As described in the Company’s updated disclosure on pages 196 and 197 of Amendment No. 4, customer orders for sales or purchases of crypto assets are immediately executed and reflected on records in the Company’s internal database at the time of acceptance of such sales or purchases. While the execution of sales and purchases are immediately reflected on each customer’s account record in the Company’s internal database, and customers are able to use the newly acquired crypto assets for future transactions, the actual movement of crypto assets by the Company to/from the cold wallets of customers to external parties (such as outside exchanges) are only registered in blockchain ledgers through manual entries once a day by the Company.

With respect to a sale order by a customer, the Company executes cover transactions by selling its crypto assets held on the Exchange platform or to a cover counterparty. The Company subsequently withdraws the corresponding crypto assets from the segregated cold wallet in which it maintains the customer’s crypto assets, normally within 24 hours. Depending on the customer’s order instructions, the Company either deposits crypto assets acquired through the sale into the segregated cold wallet in which it maintains the customer’s crypto assets or deposits fiat currency proceeds into the customer’s amounts on deposit with its trust bank custodian within the same timeframe.

For a purchase order, the Company executes cover transactions by utilizing its crypto assets held, normally Bitcoin, to acquire crypto assets ordered by the customer. Depending on the customer’s order instructions, the Company subsequently withdraws either Bitcoin from the segregated cold wallet in which it maintains the customer’s crypto assets or fiat currency from the customer’s amounts on deposit with its trust bank custodian.

●	In a purchase order, please clarify if you transfer your own crypto assets to the customer’s wallet and subsequently cover/hedge your open position. If you do not, please explain how you settle the order immediately since you disclose that a cover transaction is not executed if the policy threshold is not exceeded.

In a purchase order, if the Company is not able to complete cover transactions to hedge its open position, which does not happen frequently, the Company transfers its own crypto assets to the customer’s wallet. For crypto assets that are also available on the Company’s Exchange platform (e.g., BTC and MONA), the Company can generally cover such trades by executing offsetting transactions on the Exchange platform.

The Company establishes threshold limits for individual crypto asset. This limits exposure to the risk of price fluctuations. When the exposure amount exceeds the relevant threshold, the Company’s policy requires the Company to place orders for cover transactions. Because the Company would use its own crypto assets to execute customer orders if no cover transactions take place, customer orders are settled immediately with or without cover transactions. But the threshold limits are set at levels which generally result in the execution of cover transactions within a few seconds, so that the existence of the threshold limits does not mean that transactions below the threshold are always settled with the Company’s own crypto assets.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

●	Please tell us the approximate percentage of customer purchases that do not result in an immediate cover transaction with an external exchange or the Coincheck Exchange platform due to an offsetting customer transaction being identified and/or the policy threshold not being exceeded.

While it varies depending on market conditions at any given time, based on data available about the Company’s most recent one-year period, approximately 40% of customer purchases on the Company’s Marketplace platform did not result in a cover transaction with an external exchange platform or on the Company’s Exchange platform because the Company was able to match customers’ purchase orders with offsetting sales orders of other customers on the Marketplace platform.

With respect to BTC and MONA, because both crypto assets are also available on the Company’s Exchange platform, the Company does not seek to generate liquidity through cover transactions with external exchange platforms. As a result of being available on the Exchange platform, almost all purchase or sale orders for either BTC or MONA will be immediately covered by the Company executing offsetting transactions on the Exchange platform.

●	We note your disclosure on pages 233 and F-70 which states that you enter into contracts with customers and concurrently with cover counterparties. Please revise this disclosure to more clearly explain the timing, procedures, and actions related to the settlement of the customer transaction and how and when you hedge or cover that position.

In response to the Staff’s comment, the Company has also revised the disclosure on pages 237, 238 and F-53 of Amendment No. 4 to delete the reference to “concurrently” and to clarify the process and timing of cover transactions.

27.	We note your response to comment 65 in your letter dated July 29, 2022 where you state that the trading of crypto assets is considered a derivative under IFRS 9. Please address the following:

●	Explain to us how you determined that a trade contract with a customer or covered counterparty meets the definition of derivative as defined in Appendix A of IFRS 9.

The Company enters into transactions with customers or with cover counterparties where they either purchase or sell crypto assets, that are non-financial instruments, with the objective of earning a spread or margin as a broker. As described in BCZ2.18 of IFRS 9, a contract to buy or sell a non-financial item should be accounted for as a derivative “when it (i) can be settled net or by exchanging financial instruments and (ii) is not held for the purpose of receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale or usage requirements (a ‘normal’ purchase or sale).” The contracts entered into between the Company and customers and counterparties meet the definition of a derivative under IFRS 9 Appendix A because (a) the fair value of the series of contracts to buy and sell crypto assets changes in response to the change in value of crypto assets, (b) no initial net investment is required at the time the contracts are entered into and (c) the contracts are settled at a future date.

●	You state that you fail the own-use exemption in IFRS 9.2.4, which means that you do not believe that the contracts were entered into and continue to be held for your expected purchase, sale or usage requirements. Tell us (a) how you concluded your purchases and sales of crypto asset represent “contracts” to buy or sell a non-financial item, rather than just actual purchases and sales, since you disclose the transaction is executed and settled immediately upon the customer’s acceptance of the quoted price, and (b) why you believe that you fail this own-use exemption in light of the fact that purchases and sales of crypto assets are part of your ordinary activities.

For question (a), an agreement with the customer to purchase or sell crypto assets at an agreed-upon price represents a contract, which has its own terms and conditions, and both the customer and the Company understand the rights and obligations associated with such contract. The Company acknowledges that such contract to transact is immediately executed upon a customer’s placement of a buy or sell order at the offered terms, and crypto assets or fiat currency are subsequently deposited into the customer’s account.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

For question (b), the Company believes that it meets the own use exemption in IFRS 9.2.4, because the contracts to buy and sell crypto assets with customers with cover transactions are governed by IFRS 9.2.6(c):

IFRS 9:2.6

There are various ways in which a contract to buy or sell a non-financial item can be settled net in cash or another financial instrument or by exchanging financial instruments. These include:

a)	when the terms of the contract permit either party to settle it net in cash or another financial instrument or by exchanging financial instruments;

b)	when the ability to settle net in cash or another financial instrument, or by exchanging financial instruments, is not explicit in the terms of the contract, but the entity has a practice of settling similar contracts net in cash or another financial instrument or by exchanging financial instruments (whether with the counterparty, by entering into offsetting contracts or by selling the contract before its exercise or lapse);

c)	when, for similar contracts, the entity has a practice of taking delivery of the underlying and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or dealer’s margin; and

d)	when the non-financial item that is the subject of the contract is readily convertible to cash.

Although the ability to settle net in cash is not explicitly in the terms of the contract, the Company has a practice of taking delivery of crypto assets and selling them within a short period of time after receiving them for the purpose of generating a profit from dealers’ margin, which is consistent with the guidance in IFRS 9:2.6(c) (some of the more common crypto assets are likely to be readily convertible to cash, which is also consistent with IFRS 9:2.4(d)). The Company also considers the following from paragraph 2.6:

A contract to which (b) or (c) applies is not entered into for the purpose of the receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale or usage requirements and, accordingly, is within the scope of this Standard. Other contracts to which paragraph 2.4 applies are evaluated to determine whether they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale or usage requirements and, accordingly, whether they are within the scope of this Standard.

The Company does not enter into contracts to buy and sell crypto assets for the purpose of the receipt or delivery of the asset in accordance with its expected purchase, sale or usage requirements, and both the contracts to purchase and the contracts to sell are within the scope of IFRS 9. Therefore, IFRS 9:2.6 (c) applies to the contracts.

●	Provide your basis in the accounting literature for combining the contract with the retail customer and the contract with the cover transaction counterparty, and accounting for them as a single contract. We note your response 65 indicates that “the Company believes that a transaction with a customer and a counterparty “substantially” represent one transaction from a business perspective rather than from an IFRS 15 perspective,” which suggests that the Company is not looking to IFRS 15, paragraph 17 to support its combination conclusion.

As noted in more detail in the response to comment #25 above, the Company executes purchase or sale contracts with customers under the premise that corresponding cover transactions will be made with the purpose of earning spreads, which are margins, as a broker/dealer. In addition, the bid-ask spread reflected in the price for the purchase or sale contracts with customers is determined by the Company with reference to the pricing it has determined is available for cover transactions, and thus the price of one contract would affect (albeit not directly) the price of other contracts. As such, although the two contractual relationships, one with the customer and the other with the cover counterparty, are not a single contract, they substantially represent one transaction from a business perspective.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

However, transactions with retail customers and transactions with cover counterparties are transactions with different contract parties. Hence, the Company does not combine contracts with retail customers and with cover counterparties as a single contract when looking at paragraph 17 of IFRS 15.

28.	We note your response to comment 65 in your letter dated July 29, 2022 also discusses your belief that some portion of the contract is subject to IFRS 15 and neither IFRS 15 nor IFRS 9 has clear guidance on the accounting treatment of such physically settled derivatives or about what part should be excluded in order to determine the transaction price to which IFRS 15 applies. Your response suggests that that there are two acceptable alternatives, the gross basis and the net basis, for determining how to determine the transaction price to which IFRS 15 applies when at least part of the contract is within the scope of IFRS 9. Please address the following:

●	Considering your assertion that trading of crypto assets is considered a contract to buy or sell a non-financial item subject to IFRS 9, tell us what other promised goods or services, or other parts of the contract, exist that are subject to IFRS 15.

For the trading of crypto assets, the Company believes that the promised good or service under IFRS15 is to deliver crypto assets to a retail customer or a cover counterparty.

The Company describes in more detail in the response to comment #27 above why a derivative exists in a contract to buy or sell a crypto asset as well as how and why it is accounted for under IFRS 9. The Company also notes that this is a derivative that meets the definition of a financial asset or a financial liability, which is different from the crypto asset borrowing treatment discussed in the response to comment #24 above, as there is a cash payment between the Company and a customer/other dealer when the derivative is settled.

To account for the trading of crypto assets in its entirety, the Company looks to paragraph 7 of IFRS 15, which specifies that the amount should be allocated to part of the contract under IFRS 15 and part(s) of the contract under other IFRS requirements, if a contract is partially within the scope of IFRS 15 and partially within the scope of other Standards.

IFRS 15: 7

A contract with a customer may be partially within the scope of this Standard and partially within the scope of other Standards listed in paragraph 5.

a.       If the other Standards specify how to separate and/or initially measure one or more parts of the contract, then an entity shall first apply the separation and/or measurement requirements in those Standards. An entity shall exclude from the transaction price the amount of the part (or parts) of the contract that are initially measured in accordance with other Standards and shall apply paragraphs 73–86 to allocate the amount of the transaction price that remains (if any) to each performance obligation within the scope of this Standard and to any other parts of the contract identified by paragraph 7(b).

b.       If the other Standards do not specify how to separate and/or initially measure one or more parts of the contract, then the entity shall apply this Standard to separate and/or initially measure the part (or parts) of the contract.

The Company looks to paragraph 7 of IFRS 15, because the series of contracts to buy and sell crypto assets starts with mirroring buy/purchase orders from its customers followed by cover transactions, where IFRS 9 applies first, and the application of IFRS 15 follows.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

The Company believes that neither IFRS 15 nor IFRS 9 has clear guidance on how to allocate a portion of a contract to buy or sell crypto assets between IFRS 9 and IFRS 15. For example, IFRS 15.7(a) is not clear regarding what part (or amount) should be excluded in order to determine the scope within the contract to which IFRS 15 applies, when a physically settled derivative results in a recognition of inventory or sale of goods. Accordingly, the Company considered the following two alternatives for the accounting treatment:

Alternative 1:	Exclude the fair value of the financial instrument on inception from the transaction price (which is likely to be close to zero under the Company’s fact pattern). Hence, under this alternative, the amount in the scope of IFRS 15 is the gross amount payable to the Company; or

Alternative 2:	Attribute the cash payment to the Company (excluding the margin, if applicable) to the settlement of the financial instrument. Under this alternative, only the margin in the transaction price is in the scope of IFRS 15.

The Company considered which alternative would be the most accurate measure of its business activities, and the Company has chosen to apply Alternative 2 as a result. Because the Company executes transactions with customers and cover counterparties as a broker aiming to earn margins, Alternative 2 better reflects the economic substance of the Company’s activities for its Marketplace platform as it treats the spread as the transaction price under IFRS 15.

●	More fully articulate the two alternatives you cite and the differences between them. For example, your response suggests that under the net basis the contract as a whole is within the scope of IFRS 9, and under the gross basis only the portion of the contract that represents a derivative is within IFRS 9, but for the net basis, you do not explain how you distinguish the portion of the contract that represents a derivative and the portion that does not or why the fair value of the single contract does not equal the spread.

The following are illustrative journal entries under Alternative 1 and Alternative 2 for a series of contracts to buy and sell where a customer purchases crypto assets:

Assumptions:

●	Market price of crypto asset on the trade date – 100

●	Selling price to a customer – 105

●	Purchase price from a cover counterparty – 100

Step 1 – Enter an agreement to sell a crypto asset to a customer at 105

	Alternative 2		Alternative 1
	Dr	Cr	Dr	Cr
No entry

Step 2 – Execute a transaction to sell a crypto asset to the customer (see note)

	Alternative 2		Alternative 1
	Dr	Cr	Dr	Cr
Derivative asset	1		1
Gain or loss		(1)		(1)

Note: Solely for illustration purposes, the journal entry above assumes that derivative gains or losses could arise. However, in practice, there is generally no derivative gain or loss because the order date and settlement date are basically instantaneous.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

Step 3 – Settle the transactions by delivering crypto assets to the customer and purchasing crypto assets from a cover counterparty

	Alternative 2		Alternative 1
	Dr	Cr	Dr	Cr
Cash	105	(100)	105	(100)
Inventory	100	(100)	100	(100)
Revenue		(5)		(105)
Cost of goods sold			100
Derivative assets		(1)		(1)
Gain or loss	1		1

(13)(b) Commission received, page F-71

29.	We note your response to comment 63 in your letter dated July 29, 2022 where you conclude that you act as agent for transactions on your cryptocurrency Exchange platform. In order to help us further evaluate your response, please provide us an accounting analysis for commissions that arise from transactions on your cryptocurrency Exchange platform with specific citation to IFRS 15, that details how you:

●	Identify the contract with a customer;

●	Identify the performance obligations in the contract;

●	Determine the transaction price;

●	Allocate the transaction price to the performance obligations; and

●	Recognize revenue when (or as) performance obligations are satisfied.

As part of your analysis, please address the following:

●	More clearly identify your promised goods and services and how you determined which are distinct. For example, we note you describe your promise(s) in different ways: on page 195 you state that you execute transactions for your more experienced customers; on page 196 you refer to matching sellers and purchasers; in your accounting policy on page F-71 you state that you “arrange to transfer crypto assets of the selling party to the other party;” and in your reply to comment 63 you reference “when the trading order is mediated to the secondary market,” but it is unclear what that phrase means and how it relates to the other descriptors.

●	Explain to us the mechanics of how Coincheck fulfills each performance obligation and identify the pertinent aspects of those mechanics that evidence whether Coincheck ever takes control of the crypto asset from the seller, even if momentarily, before it is transferred to the buyer.

●	Tell us whether Coincheck’s assets are used, or transferred outside the consolidated group, at any point in the lifecycle of an Exchange platform transaction.

●	Clarify whether an Exchange platform user has visibility into the specific counterparty of their trade; that is, whether the user will know whether a trade is matched with another platform user or with Coincheck. Also, explain why you believe the nature of your promises differ from the customer’s perspective when you are the counterparty versus when you are not.

In response to the Staff’s comment, the Company has revised the disclosure on pages 197 and F-54 of Amendment No. 4 to be consistent and to more clearly identify the promised goods and services on its Exchange platform.

Identify the contract with a customer

The Company’s contract with a customer is to 1) provide a platform where the customer can buy or sell certain types of crypto assets with other customers on the Exchange platform, and 2) assist the customer to directly buy or sell crypto assets with another party on the Exchange platform. The Company and its customers agree to a set of terms and conditions before the customer uses the Company’s Exchange platform and begins to enter into transactions with other customers.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

Identify the performance obligations in the contract

Under a set of terms and conditions between the Company and users of its Exchange platform, the Company’s performance obligation with respect to its Exchange platform is to arrange for executing exchanges of crypto assets and/or a fiat currency (i.e., Japanese yen) between the customers who place buy and sell orders on its Exchange platform. On the Exchange platform, each customer can become a “maker” and post a buy-order or sell-order, which specifies the type of crypto asset, quantity and asking price. Customers also can become a “taker”, who accept the buy-sell orders posted by the maker. The exchange transaction can happen only when there is a taker for the makers’ orders.

Determine the transaction price

The Company charges a commission in Japanese yen for each exchange transaction it executes for its customers. The Company publishes its commission percentage for both buy-side and sell-side transactions for each type of crypto asset.

Allocate the transaction price to the performance obligations

Allocation of the transaction price to performance obligations is not applicable, because there is only one performance obligation (i.e., arrange for executing the exchange of crypto assets and/or a fiat currency between customers). The commission fee is separately presented to customers on the order screen.

Recognize revenue when (or as) performance obligations are satisfied

A commission fee is recognized as revenue when the Company completes its obligation to arrange for executing the exchange of crypto assets and/or fiat currency between customers. When the exchange is completed, account records for both sellers and buyers are instantaneously updated by the Company and the customers can immediately access the crypto assets and/or the fiat currency obtained in the exchange without any limitations or restrictions. The commission fee is deducted from the customers’ fiat currency account and transferred to the cash account in the Company’s records.

For exchanges between customers, the Company does not obtain, even momentarily, control over the crypto assets being exchanged between the customers. Since the exchanges occur only among the customers who register on the Company’s Exchange platform, there is no movement of the crypto assets to outside of the consolidated group (e.g., other exchanges).

However, as discussed in the response to comment #26 above, the Company could become a counterparty to an Exchange platform customer when it executes transactions on the Exchange platform in order to place cover transactions with respect to its Marketplace platform. When the Company uses its own crypto holdings or fiat currency to execute a transaction with customers on the Exchange platform, the Company only earns a commission from the customer side. For the cover transactions for its Marketplace platform, the accounting for such transactions is described in the response to comment #28 above.

When customers execute buy or sell orders to exchange crypto assets with other users, the customers do not know who they are transacting with. However, when a customer’s order is matched with an order placed by the Company which is executing a cover transaction for its Marketplace platform, the customer could recognize that the counterparty is the Company. From the customers’ perspective, the nature of the Company’s promise is no different whether the Company acts as the counterparty to the customer or not.

United States Securities and Exchange Commission

Division of Corporation Finance

April 10, 2023

12. Crypto assets held, page F-81

30.	We note your response to comment 47 and your disclosures on pages F-50 and F-82. Please further revise to clarify:

●	Whether NFTs deposited by customers and NFTs owned by the Company are stored together in the same hot wallet account belonging to the Company, or in separate hot wallet accounts belonging to the customers vs. the Company; and

●	If both sets of NFTs are stored together in the same hot wallet account, your processes, policies and procedures regarding the commingling and segregation of these assets, and how you “manage each customer’s balances.”

Although the Company stores NFTs deposited by customers and NFTs owned by itself in a single hot wallet belonging to the Company, all NFTs have a unique identifier due to their inherent technical characteristics. The Company distinguishes NFTs deposited by customers from those of the Company held for its own account on the Company’s database and maintains records that clearly identify whether each individual NFT belongs to a specific customer or to the Company itself, despite being stored in the same hot wallet account. As disclosed on page 214 of Amendment No. 4, NFTs are not deemed crypto assets as defined under Japan’s Payment Services Act and thus are not subject to the custody rules applicable to crypto assets under the Act. Therefore, the Company has chosen to use a single hot wallet to store both the customers’ NFTs and the Company’s own NFTs.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-50, F-64 and F-65 of Amendment No. 4 to clarify the treatment of NFTs deposited by customers and owned by the Company.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email), or, in his absence, Xochitl Romo at +81-3-5562-6221 (work), +81-70-1512-0982 (mobile) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Alan Cannon
Alan Cannon
Partner
Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP
Jon Talcott
Peter Strand

Annex A

Coincheck, Inc.

SEC Comment Letter Response – Accounting Treatment of Earn-Out Shares

Question 1: Earn-Outs: Can the Company discuss any IFRS or other guidance considered in determining to exclude the Company Earn-Out Shares from the listing expense calculation.  Can the Company discuss/show the impact to the accounting and journal entries if Company Earn-Out Shares were included in the listing expense calculation.

The Company has prepared an analysis that reflects multiple scenarios (the scenarios are included in the attached Appendix). All amounts in the scenarios are stated in millions of yen.

-	Scenario 1a – reflects current presentation with Company shareholder earn-outs reflected as a liability, debit to retained earnings, and excluded from listing expense calculation.

-	Scenario 1b – Company shareholder earn-outs contemplated in SPAC Shares (excluded in listing expense calculation), but a liability exists for Company shareholder earn-outs.

-	Scenario 2a – Company shareholder earn-outs reflected as equity and included within the listing expense calculation.

-	Scenario 2b – Company shareholder earn-outs are considered already contemplated in SPAC shares, and equity classified. No additional entry made for Company shareholder earn-outs

The Company acknowledges in response to Question 1 above the different accounting scenarios that were contemplated, but the Company ultimately rejected the alternate scenarios in 1b, 2a, and 2b and concluded scenario 1a was appropriate, however, we acknowledge 1b results in identical accounting. The guidance considered is summarized below.

Scenario 1a: Current presentation with Company shareholder earn-outs reflected as a liability, debit to retained earnings, and excluded from listing expense calculation.

The Company has concluded that the Company shareholder earn-outs should not be included in the listing expense calculation. The Company acknowledges that the earn-outs are intended to allocate additional equity to the Company shareholders in the event the stock price of PubCo increases significantly after the business combination. The Company believes this could be regarded as either (i) allocating additional equity to those shareholders or (ii) reducing the equity allocated to the SPAC shareholders. Although the Company acknowledges the latter view (and acknowledges application of such a view would generally result in a reduction of the listing expense in the business combination as the earn-outs would be considered a reduction in the equity value distributed to the SPAC shareholders), the Company believes the former view is more appropriate given the legal form of the instruments.

In the Company’s previous communications with the SEC (response #10 in the letter dated October 31, 2022), the Company explained its view as to why classification of the Company earn-outs within IAS 32 rather than IFRS 2 was appropriate. This is based on the SEC’s previous communications on SPAC warrants under IFRS, the Agenda Decision issued by the IFRS Interpretations Committee, and registrant restatements (as discussed further in the Company’s previous comment response letter). We have concluded the Company earn-outs are liability classified as per the guidance in IAS 32. We believe the issuance of the Company earn-outs represents a pro-rata dividend issued to the Company shareholders recorded as a debit to retained earnings; please see response to question 2 below for further discussion of this conclusion.

The journal entries below reflect application of this view. As shown in the calculation, the Sponsor earn-out shares and SPAC warrants issued to acquire the SPAC are allocated between the portion issued in exchange for the net assets of the SPAC (classified as liabilities within IAS 32) and the portion issued in exchange for the listing expense (classified as equity within IFRS 2) consistent with the IFRS Interpretation Committee’s Agenda Decision. Note that there is no allocation for the shares as they are classified as equity under both IAS 32 and IFRS 2.

(Illustrative journal entry assumes no redemption)

Dr. Net assets in SPAC (equity)	30,508
Dr. Listing expense	7,779
Cr. Equity shares issued		35,937
Cr. Equity – sponsor earn-outs		452
Cr. Equity – SPAC warrants		25
Cr. Liabilities – sponsor earn outs		1,774
Cr. Liabilities – SPAC warrants		98

Dr. Retained Earnings	47,066
Cr. Liability (Company shareholder earn-outs)		47,066

Scenario 1b - Company shareholder earn-outs contemplated in SPAC Shares (excluded in listing expense calculation), but a liability exists for Company shareholder earn-outs.

This scenario assumes that the Company Shareholder Earn-Outs do, in fact, represent a reduction in the equity value issued to the SPAC shareholders. However, this view also acknowledges that given the SPAC shareholders are aware of the Company earn-out shares and the potential dilution that will result if the Company earn-out shares are issued, the Company earn-outs were already contemplated and reflected in the SPAC share value. Therefore, no separate entry is required to adjust the listing expense. However in this scenario, the Company still believes that a liability exists for the Company shareholder earn-outs under IAS 32 for the reasons noted above, such that a separate entry would still need to be made to record such liability. For the same reasons noted above, the Company believes the debit for such entry is most appropriately reflected as a reduction of retained earnings.

While the Company technically rejected this scenario because, in the Company’s view, the Company shareholder earn-outs represent an increase in the equity allocated to the Company shareholders rather than a reduction of the equity issued to the SPAC shareholders, the Company notes that the journal entries in this scenario are identical to those for Scenario 1a, and therefore we highlight there is no difference from the Company’s proposed accounting.

Scenario 2a: Company shareholder earn-outs reflected as equity and included within the listing expense calculation.

The scenario below follows PWC Example 13.4.14, which assumes the Company shareholder earn-outs are equity classified under IFRS 2 and included within the listing expense calculation.

The Company rejected this method of accounting for the reasons noted above that it views the Company earn-outs as a pro-rata dividend. Further, the Company believes that the Company earn-outs, whether viewed as a dividend to the Company shareholders or as a reduction of consideration paid to the SPAC shareholders, were not issued in exchange for a listing service and therefore should be classified as liabilities within the scope of IAS 32. Finally, we note that the inclusion of the Company shareholder earn-outs within the listing expense calculation in this scenario results in a significant credit to the income statement, which the Company did not believe reflected the economics of the transaction.

Note: Because the listing expense calculation in this scenario effectively results in a gain (negative listing expense), the Company concluded it would not be appropriate to allocate a portion of the equity transferred to the SPAC shareholders to any listing expense and classify such portion under IFRS 2.

(Illustrative journal entry assumes no redemption)

Dr. Net assets in SPAC (equity)	30,508
Dr. Equity (reduction of equity value for Company Shareholder earn-outs)	47,066
Cr. Equity shares issued		35,937
Cr. Share based compensation expense (gain on income statement)		39,287
Cr. Liabilities – sponsor earn outs		2,226
Cr. Liabilities – SPAC warrants		123

Scenario 2b - Company shareholder earn-outs are already contemplated in SPAC shares, and equity classified. No additional entry made for Company shareholder earn-outs

This scenario assumes the Company shareholder earn-outs are equity classified under IFRS 2 rather than liability classified under IAS 32. Additionally, similar to Scenario 1b above, it assumes the Company shareholder earn-outs were already reflected in the SPAC shares value. The result of this scenario is similar to 1a and 1b without a separate entry being made to record a liability for the Company shareholder earn-outs.

The Company is aware of certain registrants that have applied this view and did not include an accounting entry in the pro-forma financial statements for Company earn-outs (https://www.sec.gov/Archives/edgar/data/1830531/000110465922104515/tm228803-37_defm14a.htm ) in situations when the earn-outs were deemed to be equity classified under IFRS 2. However, for the reasons noted above, the Company concluded that the Company shareholder earn-outs are liability classified under IAS 32. Therefore, the Company rejected this approach and concluded that accounting recognition is required within the pro-forma financial statements and at the close of the transaction to recognize the liability related to the Company earn-outs.

The below reflects the journal entries under this scenario. Similar to scenario 1a and 1b, the Company would reclassify a portion of the Sponsor Earn-Outs and Warrant liability to equity under IFRS 2 as they represent a payment for a listing service consistent with the IFRS Interpretation Committee Agenda Decision.

(Illustrative journal entry assumes no redemption)

Dr. Net assets in SPAC (equity)	30,508
Dr. Listing expense	7,779
Cr. Equity shares issued		35,937
Cr. Equity – sponsor earn-outs		452
Cr. Equity – SPAC warrants		25
Cr. Liabilities – sponsor earn-outs		1,774
Cr. Liabilities – SPAC warrants		98

Question 2: Can the company expand on how the fact that the “the stock price assumption used as an input to the Monte Carlo simulation model was assumed to reflect the fair value of the underlying common stock, including any dilutive effect related to the earn-out share arrangement” impacts the accounting. How does that statement relate to the fact that in Appendix C you appear to determine the fair value of the Company Shareholder Earn-Out is $356.5M and your disclosure in Topic 9 that indicates that “the debit may be reclassified from the P&L to equity (retained earnings) as the Earn-Out Arrangement represents a dividend to shareholders, akin to a cash dividend”. Specifically, clarify whether there is any accounting recognition related to the Company Earn-Outs. If so, what is the journal entry. Please cite any IFRS or other guidance considered.

The Company acknowledges the question regarding the stock price assumption in contemplating the Company earn-outs. As discussed above, Scenario 1b and Scenario 2b reflect a view that the Company earn-outs are already contemplated in the SPAC share price prior to the business combination and thus no separate entry is required in the listing expense calculation. As noted above, the Company rejected the view that no entry is required for the Company earn-outs in Scenario 2b on the basis that it ignores the fact that the Company earn-outs are liability classified under IAS 32. Further, we note that the journal entries under Scenario 1b are identical to the Company’s proposed accounting position.

With respect to the comment regarding whether the “debit may be reclassified”, the Company considered the Deloitte Financial Reporting Alert 20-6 (pg. 43) (April 11, 2022) and EY Technical Line Accounting for Financial Instruments Issued by SPACs (pg. 33) (March 3, 2022), which, although written in the context of US GAAP, state:

Deloitte: Regardless of the classification of an earn-out arrangement, ASC 815-40 requires an entity to recognize the initial fair value of the instrument. The offsetting entry will depend on the facts and circumstances. We believe that for earn-out arrangements with target shareholders, the offsetting entry should be reflected in the same manner as if the entity declared a pro rata dividend to its common shareholders.

EY: There is diversity in views on the offsetting entry for an earn-out arrangement granted to the selling shareholders in a de-SPAC transaction that is accounted for as a reverse recapitalization, assuming it is not otherwise determined to be a share-based payment. Some believe that the earn-out arrangement represents a distribution to shareholders, akin to a cash dividend, that should be recorded as a reduction in retained earnings. Others believe that because an earn-out arrangement is part of a reverse recapitalization and is negotiated between the sponsor and selling shareholders, it is better represented as an equity restructuring that should be accounted for as a reduction in additional paid-in capital. We generally believe that either approach is acceptable.

The Company understands that the above accounting guidance is with respect to U.S. GAAP, and in the absence of precluding IFRS guidance, the Company determined the offsetting debit entry to equity was appropriate.

Additionally, the Company also considered the following registrants that accounted for their ‘Op-Co Shareholder’ Earn-Outs as liabilities within the scope of IAS 32 and recorded the offsetting debit to equity as a deemed divided, which aligns with the accounting the Company has reflected in its revised filing.

(Illustrative journal entry assumes no redemption)

Dr. Retained Earnings	$47,066
Cr. Liability (Company Shareholder Earn-Outs)		$47,066

Registrants for reference:

-	Frazier Lifesciences Acquisition Corp. (DEFM14A (sec.gov)

-	Gores Guggenheim, Inc. (DEFM14A (sec.gov)

Appendix

Listing Costs

Question #1

(in millions of yen except share and per share data)	As of December 31, 2022: Assuming No Redemption	As of December 31, 2022: Assuming Maximum Redemption	% of Total: Assuming No Redemption	% of Total: Assuming Maximum Redemption	Listing Service Allocation: Assuming No Redemption	Listing Service Allocation: Assuming Maximum Redemption
Fair value of equity instruments deemed to have been issued by CoinCheck						
Thunder Bridge Closing Price per share on December 31, 2022	1,321	1,321				
Total number of Coincheck shares at Closing	150,436,374	136,783,590				
Total Market Capitalization of combined group	198,754	180,716				
Thunder Bridge shareholders' ownership	18.1%	9.9%				
Preliminary market capitalization calculation	**35,937**	**17,899**	94%	88%	7,301	7,192
Add: Earn-Out Shares issued to Sponsor	2,226	2,226 *	6%	11%	452	895
Add: Thunder Bridge warrants	123	123 *	0%	1%	25	49
Total market capitalization attributable to Thunder Bridge shareholders (a)	**38,287**	**20,249**	**100%**	**100%**	**7,779**	**8,136**
Fair Value of identifiable net assets of Thunder Bridge						
Cash and cash equivalents	4	4				
Prepaid expenses	15	15				
Cash and marketable securities held in Trust Account	31,869	13,474				
Accounts payable and accrued expenses	(212)	(212)				
Income taxes payable	(41)	(41)				
Promissory note payable - related party	(27)	(27)				
Deferred underwriting fees payable	(1,100)	(1,100)				
Fair Value of identifiable net assets of Thunder Bridge as of December 31, 2022 (b)	**30,508**	**12,113**				
Listing expenses (c) = (a) - (b)	**7,779**	**8,136**	**357** *incremental expense under max scenario*			

(1) Under a maximum redemption scenario, listing expenses were reduced to zero (i.e., no reduction in expense was applied as a result of this calculation).

Journal Entries	Journal Entries: Assuming No Redemption	Journal Entries: Assuming No Redemption	Journal Entries: Assuming Maximum Redemption	Journal Entries: Assuming Maximum Redemption
Dr. Net Assets in SPAC	30,508		12,113	
Dr. Listing Expense	7,779		8,136	
Cr. Equity Shares Issued		35,937		17,899
Cr. Equity - Sponsor Earnouts		452		895
Cr. Equity - SPAC Warrants		25		49
Cr. Liabilities - Sponsor Earnouts		1,774		1,332
Cr. Liabilities - SPAC Warrants		98		74
Sub-total	**38,287**	**38,287**	**20,249**	**20,249**
Check		-		-
Dr. Retained Earnings	47,066		47,066	
Dr. Liability (Company Shareholder Earnouts)		47,066		47,066
	47,066	**47,066**	**47,066**	**47,066**

* Modified from recent F-4/A filing for illustrative purposes as the Company prepares for its next filing to account for finalized IFRIC agenda.

	As of December 31, 2022: Assuming No Redemption	As of December 31, 2022: Assuming Maximum Redemption	% of Total: Assuming No Redemption	% of Total: Assuming Maximum Redemption	Listing Service Allocation: Assuming No Redemption	Listing Service Allocation: Assuming Maximum Redemption
Fair value of equity instruments deemed to have been issued by CoinCheck						
Thunder Bridge Closing Price per share on December 31, 2022	1,321	1,321				
Total number of Coincheck shares at Closing	150,436,374	136,783,590				
Total Market Capitalization of combined group	198,754	180,716				
Thunder Bridge shareholders' ownership	18.1%	9.9%				
Preliminary market capitalization calculation	**35,937**	**17,899**	94%	88%	7,301	7,192
Add: Earn-Out Shares issued to Sponsor	2,226	2,226 *	6%	11%	452	895
Add: Thunder Bridge warrants	123	123 *	0%	1%	25	49
Total market capitalization attributable to Thunder Bridge shareholders (a)	**38,287**	**20,249**	**100%**	**99%**	**7,779**	**8,136**
Fair Value of identifiable net assets of Thunder Bridge						
Cash and cash equivalents	4	4				
Prepaid expenses	15	15				
Cash and marketable securities held in Trust Account	31,869	13,474				
Accounts payable and accrued expenses	(212)	(212)				
Income taxes payable	(41)	(41)				
Promissory note payable - related party	(27)	(27)				
Deferred underwriting fees payable	(1,100)	(1,100)				
Fair Value of identifiable net assets of Thunder Bridge as of December 31, 2022 (b)	**30,508**	**12,113**				
Listing expenses (c) = (a) - (b)	**7,779**	**8,136**	**357** *incremental expense under max scenario*			

Journal Entries	Journal Entries: Assuming No Redemption	Journal Entries: Assuming No Redemption	Journal Entries: Assuming Maximum Redemption	Journal Entries: Assuming Maximum Redemption
Dr. Net Assets in SPAC	30,508		12,113	
Dr. Listing Expense	7,779		8,136	
Cr. Equity Shares Issued		35,937		17,899
Cr. Equity - Sponsor Earnouts		452		895
Cr. Equity - SPAC Warrants		25		49
Cr. Liabilities - Sponsor Earnouts		2,226		1,332
Cr. Liabilities - SPAC Warrants		98		74
Sub-total	**38,287**	**38,739**	**20,249**	**20,249**
Check		(452)		-
Dr. Retained Earnings	47,066		47,066	
Cr. Liability (Company Shareholder Earnouts)		47,066		47,066
	47,066	**47,066**	**47,066**	**47,066**

* Modified from recent F-4/A filing for illustrative purposes as the Company prepares for its next filing to account for finalized IFRIC agenda.

	As of December 31, 2022		
	Assuming No Redemption	Assuming Maximum Redemption	
Fair value of equity instruments deemed to have been issued by CoinCheck			
Thunder Bridge Closing Price per share on December 31, 2022	1,321	1,321	
Total number of Coincheck shares at Closing	150,436,374	136,783,590	
Total Market Capitalization of combined group	198,754	180,716	
Thunder Bridge shareholders' ownership	18.1%	9.9%	
Preliminary market capitalization calculation	**35,937**	**17,899**	
Add: Earn-Out Shares issued to Sponsor	2,226	2,226	*
Add: Thunder Bridge warrants	123	123	*
Total market capitalization attributable to Thunder Bridge shareholders (a)	**38,287**	**20,249**	
Fair Value of identifiable net assets of Thunder Bridge			
Cash and cash equivalents	4	4	
Prepaid expenses	15	15	
Cash and marketable securities held in Trust Account	31,869	13,474	
Accounts payable and accrued expenses	(212)	(212)	
Income taxes payable	(41)	(41)	
Promissory note payable - related party	(27)	(27)	
Deferred underwriting fees payable	(1,100)	(1,100)	
Fair Value of identifiable net assets of Thunder Bridge as of December 31, 2022 (b)	**30,508**	**12,113**	
Company Shareholder Earnouts	47,066	47,066	
Listing expenses (c) = (a) - (b) - Company Shareholder Earnouts	**(39,287)**	**(38,930)**	**357**
Total Equity Issued	77,574	59,178	

% of Total		Listing Service Allocation			Journal Entries		Journal Entries	
Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption		Assuming No Redemption	Assuming No Redemption	Assuming Maximum Redemption	Assuming Maximum Redemption
				Journal Entries				
				Dr. Net Assets in SPAC (equity)	30,508		12,113	
				Dr. Equity (reduction of equity value for (	47,066		47,066	
				Cr. Equity Shares Issued		35,937		17,899
				Cr. Share-based payment expense (gain on income stater		39,287		38,930
				Cr. Liabilities - Sponsor Earnouts		2,226		2,226
				Cr. Liabilities - SPAC Warrants		123		123
				Sub-total	**77,574**	**77,574**	**59,178**	**59,178**
				Check		-		-

N/A - Scenario assumes Earnouts met the scope of IFRS 2 and are equity classified. Warrant liability excluded from analysis listing cost is negative.

Scenario 2b - Company shareholder earn-outs reflected already contemplated in SPAC Shares, and equity classified (Similar to Scenario 1, except NO ADDITIONAL ENTRY made for Company Shareholder Earn-Outs)

	As of December 31, 2022		
	Assuming No Redemption	Assuming Maximum Redemption	
Fair value of equity instruments deemed to have been issued by CoinCheck			
Thunder Bridge Closing Price per share on December 31, 2022	1,321	1,321	
Total number of Coincheck shares at Closing	150,436,374	136,783,590	
Total Market Capitalization of combined group	198,754	180,716	
Thunder Bridge shareholders' ownership	18.1%	9.9%	
Preliminary market capitalization calculation	**35,937**	**17,899**	
Add: Earn-Out Shares issued to Sponsor	2,226	2,226	*
Add: Thunder Bridge warrants	123	123	*
Total market capitalization attributable to Thunder Bridge shareholders (a)	**38,287**	**20,249**	
Fair Value of identifiable net assets of Thunder Bridge			
Cash and cash equivalents	4	4	
Prepaid expenses	15	15	
Cash and marketable securities held in Trust Account	31,869	13,474	
Accounts payable and accrued expenses	(212)	(212)	
Income taxes payable	(41)	(41)	
Promissory note payable - related party	(27)	(27)	
Deferred underwriting fees payable	(1,100)	(1,100)	
Fair Value of identifiable net assets of Thunder Bridge as of December 31, 2022 (b)	**30,508**	**12,113**	
Company Shareholder Earnouts	$0 for this scenario	$0 for this scenario	
Listing expenses (c) = (a) - (b) - Company Shareholder Earnouts	**7,779**	**8,136**	**357**

% of Total		Listing Service Allocation			Journal Entries		Journal Entries	
Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption		Assuming No Redemption	Assuming No Redemption	Assuming Maximum Redemption	Assuming Maximum Redemption
				Journal Entries				
				Dr. Net Assets in SPAC	30,508		12,113	
				Dr. Listing Expense	7,779		8,136	
				Cr. Equity Shares Issued		35,937		17,899
				Cr. Equity - Sponsor Earnouts		452		895
94%	88%	7,301	7,192	Cr. Equity - SPAC Warrants		25		49
6%	11%	452	895	Cr. Liabilities - Sponsor Earnouts		1,774		1,332
0%	1%	25	49	Cr. Liabilities - SPAC Warrants		98		74
100%	**100%**	**7,779**	**8,136**	Sub-total	**38,287**	**38,287**	**20,249**	**20,249**
				Check		-		-